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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*


                             INFINIUM SOFTWARE, INC.
                        --------------------------------
                                (Name of Issuer)


                          Common Stock, $.01 par value
                        --------------------------------
                         (Title of Class of Securities)


                                    45662Y109
                        --------------------------------
                                 (CUSIP Number)


         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 45662Y109                  13G                            Page 2 of 5
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1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Robert A. Pemberton
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a)  [   ]
                                                                    (b)  [   ]
--------------------------------------------------------------------------------
3.       SEC USE ONLY


--------------------------------------------------------------------------------
4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.
--------------------------------------------------------------------------------
                         5.       SOLE VOTING POWER

                                  2,036,563 (1)
   NUMBER                -------------------------------------------------------
  OF SHARES              6.       SHARED VOTING POWER
BENEFICIALLY
   OWNED                          175,000 (2)
  BY EACH                -------------------------------------------------------
 REPORTING               7.       SOLE DISPOSITIVE POWER
   PERSON
    WITH                          2,036,563 (1)
                         -------------------------------------------------------
                         8.       SHARED DISPOSITIVE POWER

                                  175,000 (2)
--------------------------------------------------------------------------------
9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,211,563 (3)
--------------------------------------------------------------------------------
10.      CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES*
                                                                        [   ]

--------------------------------------------------------------------------------
11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         16.36% (4)
--------------------------------------------------------------------------------
12.      TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------
(1) Consists of 2,031,763 shares held by The Robert A. Pemberton Family Trust and 4,800 shares held in trust for Mr. Pemberton's grandchildren. This report shall not be deemed an admission that the reporting person is the beneficial owner of such shares for purposes of Sections 13(d) or 13(g) of the Act or for any other purpose.
(2) Consists of shares held by the Pemberton Family Foundation, Inc. This report shall not be deemed an admission that the reporting person is the beneficial owner of such shares for purposes of Sections 13(d) or 13(g) of the Act or for any other purpose.
(3) Consists of 2,031,763 shares held by The Robert A. Pemberton Family Trust, 4,800 shares held in trust for Mr. Pemberton's grandchildren and 175,000 shares held by the Pemberton Family Foundation, Inc.
(4) Based on 13,510,395 shares of Common Stock outstanding as of December 31, 2001.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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----------------------                                            --------------
CUSIP No. 45662Y109                  13G                            Page 3 of 5
----------------------                                            --------------

Item 1(a).  Name of Issuer:

         Infinium Software, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

         25 Communications Way
         Hyannis, Massachusetts 02160

Item 2(a).  Name of Person Filing:

         Robert A. Pemberton

Item 2(b).  Address of Principal Business Office or, if None, Residence:

         c/o Infinium Software, Inc.
         25 Communications Way
         Hyannis, Massachusetts 02160

Item 2(c).  Citizenship:

         U.S.A.

Item 2(d).  Title of Class of Securities:

         Common Stock, $.01 par value per share, of Infinium Software, Inc.

Item 2(e).  CUSIP Number:

         45662Y109

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or
(c), Check Whether Person Filing is a:

         (a)  [ ]   Broker or dealer registered under Section 15 of the Act.
         (b)  [ ]   Bank as defined in Section 3(a)(6) of the Act.
         (c)  [ ]   Insurance company as defined in Section 3(a)(19) of the Act.
         (d)  [ ]   Investment company registered under Section 8 of the
                    Investment Company Act.
         (e)  [ ]   An investment adviser in accordance with Rule
                    13d-1(b)(1)(ii)(E);
         (f)  [ ]   An employee benefit plan or endowment fund in accordance
                    with Rule 13d-1(b)(1)(ii)(F);
         (g)  [ ]   A parent holding company or control person in accordance
                    with Rule 13d-1(b)(ii)(G);
         (h)  [ ]   A savings association as defined in Section 3(b) of the
                    Federal Deposit Insurance Act;
         (i)  [ ]   A church plan that is excluded from the definition of an
                    investment company under Section 3(c)(14) of the Investment
                    Company Act;
         (j)  [ ]   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


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CUSIP No. 45662Y109                  13G                            Page 4 of 5
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Item 4.  Ownership.

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         (a)    Amount beneficially owned:

                2,211,563 (5)

         (b)    Percent of class:

                16.36% (6)

         (c)    Number of shares as to which such person has:

                (i)    sole power to vote or to direct the vote: 2,036,563 (7)

                (ii)   shared power to vote or to direct the vote: 175,000 (8)

                (iii)  sole power to dispose or to direct the disposition of:
                       2,036,563(7)

                (iv)   shared power to dispose or to direct the disposition of:
                       175,000(8)

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [ ]

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

         Not applicable.

----------------------------

(5) Consists of 2,031,763 shares held by The Robert A. Pemberton Family Trust, 4,800 shares held in trust for Mr. Pemberton's grandchildren and 175,000 shares held by the Pemberton Family Foundation, Inc.
(6) Based on 13,510,395 shares of Common Stock outstanding as of December 31, 2001.
(7) Consists of 2,031,763 shares held by The Robert A. Pemberton Family Trust and 4,800 shares held in trust for Mr. Pemberton's grandchildren. This report shall not be deemed an admission that the reporting person is the beneficial owner of such shares for purposes of Sections 13(d) or 13(g) of the Act or for any other purpose.
(8) Consists of shares held by the Pemberton Family Foundation, Inc. This report shall not be deemed an admission that the reporting person is the beneficial owner of such shares for purposes of Sections 13(d) or 13(g) of the Act or for any other purpose.



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CUSIP No. 45662Y109                  13G                            Page 5 of 5
----------------------                                            --------------


Item 8.  Identification and Classification of Members of the Group.

         Not applicable.

Item 9.  Notice of Dissolution of Group.

         Not applicable.

Item 10. Certifications.

         Not applicable.



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                              Date:  February 14, 2002


                                              /s/ Robert A. Pemberton
                                              ----------------------------------
                                              Robert A. Pemberton, Chairman